October 6, 2022

VIA EDGAR CORRESPONDENCE FILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Leggett & Platt, Incorporated

Form 10-K for Fiscal Year Ended December 31, 2021

Response Dated September 7, 2022

File No. 001-07845

Dear Ms. Donahue and Mr. Horowitz:

We are writing in response to the Staff’s comment letter dated September 28, 2022, with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Response Dated September 7, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

We note from your response to prior comment six that you did not experience any material physical effects or damage to your operations due to severe weather. As your response notes that the weather-related events you have experienced include flash floods, windstorms, tornadoes and a hailstorm, please explain how you considered providing disclosure regarding the potential for the significant physical effects of climate change to affect your operations and results.

RESPONSE:

When considering whether to provide disclosure regarding the potential for significant physical effects of climate change on our operations and results, we took into account applicable SEC rules and regulations, including Item 105 and Item 303 of Regulation S-K, as well as available guidance from the Staff (including the SEC’s 2010 “Commission Guidance Regarding Disclosure Related to Climate Change” and the SEC’s 2021 “Sample Letter to Companies Regarding Climate Change Disclosures”) and applicable standards of materiality. In assessing the materiality of the potential physical effects of climate change, the Company determined whether the related costs of such effects were reasonably likely to result in a material impact to the Company’s financial condition or results of operations. The Company considered whether disclosure was required from two perspectives: first, from a historical experience perspective, and second, from a future risk perspective.

Historical Experience Analysis

As indicated in our response to prior comment six, during the three-year period ended December 31, 2021, we experienced less than $2.4 million of physical damage to our operations (compared to approximately $5.3 billion in total assets at December 31, 2021) from 11 different weather-related events, including flash floods, windstorms, tornadoes and a hailstorm. Of these weather-related events, only one event resulted in damage above the respective insurance deductible. Moreover, we did not make any claim under any business interruption insurance policy related to these events. As such, none of the events individually, or in the aggregate, had a material impact on our ability to manufacture or distribute our products to customers in a timely fashion, or had a material effect on our business, financial condition or results of operations.

United States Securities and Exchange Commission

Division of Corporation Finance

October 6, 2022

Future Risk Analysis

At the time of filing the Form 10-K, we analyzed the potential for (or risk of) future acute or chronic physical effects of climate change to our operations and results. We considered several factors, most of which mitigated the potential damage to, or interference with, our operations and results. Based on this analysis, we concluded that this risk was not material (other than the weather-related impact to our foam supply chain as discussed below). The factors considered are discussed below.

Geographical Diversity of Manufacturing Footprint and Customer Base. At December 31, 2021, we had 131 manufacturing facilities in 18 countries primarily located in North America, Europe and Asia. We serve thousands of customers worldwide. In 2021, our largest customer represented approximately 6% of our sales, and our customers were located in 96 different countries. Our diverse geographical manufacturing footprint, and our broad geographical customer base mitigates the potential physical effects of any local or regional climate change weather-related event having a material effect on our operations or results.

Physical Location of Operations Not Located in High Risk Areas. The Company’s operations have roughly $5.2 billion in total insured value on a global basis. According to data provided by our property insurance broker, only 1.4% of that total insured value is classified as being located in High Hazard Named Storm Zones. Our operations are not predominantly located in coastal areas, and none of our operations has been impacted by wildfires during the period covered by the Form 10-K. As disclosed on page 27 of the Form 10-K, the Company’s steel rod mill located in Sterling, Illinois, is the only facility that is individually material to the Company’s overall manufacturing processes. Our steel rod mill is not located in a High Hazard Named Storm Zone, is not located in a coastal area, and is not reasonably susceptible to the risk of wildfires. As such, catastrophic weather events like hurricanes, rising sea levels, flash floods, windstorms, tornadoes, hailstorms or wildfires are not reasonably likely to have a material impact on our operations or results.

Ability to Shift Production Among Company Operations. Of the Company’s 131 manufacturing facilities, most of our facilities have related operations that produce the same or similar types of products. As such, in many instances, if the manufacturing process at one facility is interrupted, due to the physical effects of climate change or otherwise, that production could be shifted to another facility so that our results of operations would not be materially impacted.

Availability of Property and Business Interruption Insurance. As of December 31, 2021, we had, and continue to have, effective property and business interruption insurance. There is no indication that these policies will not be available in the future. As such, any damage to, or interference with, our operations from the physical effects of climate change will continue to be insured, subject to customary deductibles, policy limits, and other terms and conditions.

Immaterial Historical Experience of Physical Effects of Climate Change on Operations and Results. As indicated above, at the time of filing the Form 10-K, we had not experienced any material physical effects of climate change to our operations and results during the prior three years. Consequently, the physical effects of climate change did not have a material impact on our strategy, business model or outlook. Moreover, based on this historical experience, we did not have, and currently do not have, any plans to relocate any facilities based on the risk of potential physical effects of climate change. Finally, at the time of filing the Form 10-K, we were not aware of any reason why the future impact of this risk was reasonably likely to materially increase in probability or magnitude as compared to our historical experience.

Company’s Assets Not Pledged as Collateral for Company’s Indebtedness. At December 31, 2021, the Company only had approximately $4 million of secured debt. The Company’s senior notes, commercial paper and credit agreement are unsecured obligations. As such, any reduced property values due to the physical effects of climate change would not impact any collateral arrangements under our lending agreements or public debt.

United States Securities and Exchange Commission

Division of Corporation Finance

October 6, 2022

Weather-Related Impact to Supply Chain

As part of our materiality analysis, we recognized that we experienced impacts to our foam supply chain during the period covered by the Form 10-K because of the physical effects of climate change. As such, the Company made disclosure of the potential future impact of this weather-related risk on page 24 of the Form 10-K in the Risk Factor “Climate change laws, regulations, and impacts could negatively impact the Company’s business, capital expenditures, results of operations, financial condition, competitive position, and reputation” by providing:

“Also, we have experienced, in part due to severe weather impacts, supply shortages in chemicals, which have restricted foam supply. The restriction of foam supply has constrained overall mattress production in the bedding industry and has reduced our production levels. The cost of chemicals and foam have also increased due to the shortages. If we are unable to secure an adequate supply of chemicals and foam, or the cost of these raw materials materially increases, it could have a negative impact on our business, results of operations, and financial condition.”

Based on our analysis, at the time of filing the Form 10-K (other than the weather-related impact to our foam supply chain), the physical effects of climate change had not materially impacted, and were not reasonably likely to materially impact, our operations and results. However, the Company respectfully acknowledges the Staff’s comment and in future filings will continue to include Risk Factors disclosure, and, if appropriate, will expand disclosure in the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in our periodic reports regarding the potential for significant physical effects of climate change affecting our operations and results, to the extent material or otherwise required.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comment.

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, Scott Luton, Associate General Counsel and Assistant Secretary at the same number.

Sincerely,

/s/ Scott S. Douglas

Scott S. Douglas

Senior Vice President, General Counsel and Secretary

Leggett & Platt, Incorporated

No. 1 Leggett Road

Carthage, Missouri 64836

Cc:	Jeffrey L. Tate

Executive Vice President and

Chief Financial Officer